SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09180C 10 6

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 09180C 10 6

1.	NAMES OF REPORTING PERSONS Insight 2811, Inc. dba AZA Capital Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,152,353 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,152,353 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,152,353 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	Beneficial ownership percentage is based on 25,204,339 shares of the common stock, no par value (the “Common Stock”) of BJ’s Restaurants, Inc., a California corporation (“BJ’s Restaurants”) issued and outstanding as of October 30, 2015, based on information reported by BJ’s Restaurants in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2015, filed with the Securities and Exchange Commission on November 3, 2015.

SCHEDULE 13G

CUSIP NO. 09180C 10 6

1.	NAMES OF REPORTING PERSONS Arthur Zaske
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,152,353 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,152,353 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,152,353 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Beneficial ownership percentage is based on 25,204,339 shares of the common stock, no par value (the “Common Stock”) of BJ’s Restaurants, Inc., a California corporation (“BJ’s Restaurants”) issued and outstanding as of October 30, 2015, based on information reported by BJ’s Restaurants in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2015, filed with the Securities and Exchange Commission on November 3, 2015.

EXPLANATORY NOTE

This Schedule 13G reports beneficial ownership of the common stock, no par value (the “Common Stock”) of BJ’s Restaurants, Inc., a California corporation (“BJ’s Restaurants”). The shares of Common Stock reported in this Schedule 13G are held for the account of Rolomar Limited Partnership, a Delaware limited partnership (the “Limited Partnership”) whose general partner is Rolomar Management, Inc., a Delaware corporation. The Limited Partnership has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with AZA Capital Management, a Michigan corporation and an independent, federally registered investment adviser (“AZA Capital”). The Chief Investment Officer of AZA Capital is Arthur Zaske. As a result of the Advisory Agreement, Mr. Zaske, through AZA Capital, has shared voting and investment power over the securities reported in this Schedule 13G. Neither the filing of this Schedule 13G nor any statement made herein shall be deemed an admission that the Limited Partnership or any other person, other than Insight 2811, Inc. dba AZA Capital Management and Mr. Zaske, “beneficially owns” any of the securities reported herein for purposes of Section 13(d) or for any other purpose.

Item 1.

(a)	Name of Issuer: BJ’s Restaurants, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7755 Center Ave., Suite 300

Huntington Beach, CA 92647

Item 2.

(a)	Name of Person(s) Filing:

Insight 2811, Inc. dba AZA Capital Management

Arthur Zaske

(b)	Address of Principal Business Office or, if none, Residence:

c/o AZA Capital Management

755 W. Beaver Rd., Suite 1275

Troy, MI 48084

(c)	Citizenship:

Insight 2811, Inc. dba AZA Capital Management	Michigan

Arthur Zaske	United States

(d)	Title of Class of Securities: Common Stock, no par value

(e)	CUSIP Number: 09180C 10 6

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,152,353

(b)	Percent of class:

8.5% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,152,353

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,152,353

(1)	Beneficial ownership percentage is based on 25,204,399 shares of the Common Stock issued and outstanding as of October 30, 2015, based on information reported by BJ’s Restaurants in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2015, filed with the Securities and Exchange Commission on November 3, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See “Explanatory Note” above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, Insight 2811, Inc. dba AZA Capital Management and Arthur Zaske certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

INSIGHT 2811, INC. DBA AZA CAPITAL MANAGEMENT

By:	/s/ Arthur Zaske
Arthur Zaske, Chief Investment Officer

ARTHUR ZASKE

By:	/s/ Arthur Zaske
Arthur Zaske